September 14, 2022

VIA EDGAR

Ms. Allison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to the comments you provided on August 1, 2022, relating to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement filed on June 28, 2022, for the principal purpose of adding three new series, Avantis Inflation Focused Equity ETF (“AVIE”), Avantis All Equity Markets ETF (“AVGE”), and American Century Short Duration Strategic Income ETF (“SDSI”) (each a “Fund” and collectively the “Funds”). For your convenience, we restate your comments prior to our responses.

1.Comment: The Principal Investment Strategies section of AVIE states, “The fund seeks to focus its investments in those industries that historically have had, or are expected to have, long-term correlation with inflation. . . .” Please clarify in the filing what long term correlation with inflation means?

Response: We have revised the disclosure to read as follows: “The fund seeks to focus its investments in those industries that historically have had, or are expected to have, better performance during periods of inflation. . . .”

2.Comment: The Principal Investment Strategies section of AVIE states, “[A]s of the date of this prospectus include, but are not limited to, Financial Services, Petroleum and Natural Gas, Metal and non-Metallic Mining, among others.” Please remove “but are not limited to” and “among others,” and name the other industries the advisor believes it will focus on.

Response: We have deleted “but are not limited to” and “among others,” and we have added Healthcare and Consumer Staples to the list of industries the Fund believes it will focus on.

3.The Principal Investment Strategies section of AVIE states, “The weighting of a security within the portfolio is linked to the market capitalization of the security relative to that of other eligible securities.” What does this mean and how is it implemented as part of the strategy?

Response: We have revised this sentence to clarify. It now reads as follows: “To determine the weight of a security within the portfolio, the portfolio managers use the market capitalization of the security relative to that of other eligible securities as a baseline, then overweight or underweight the security based on the characteristics described above.”

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Allison White
September 14, 2022

4.Comment: Please disclose how many investments AVIE typically hold, and if the Fund will be concentrated in any industry.

Response: As disclosed in the SAI, the Fund has a policy not to concentrate in any industry. For clarity, we have also added the following language to the prospectus: “The fund has a policy not to concentrate its investments in securities of issuers in a particular industry.”

We respectfully decline to add disclosure regarding the number of investments the Fund will typically hold. We do not believe such disclosure is required by Form N-1A. Further, the Fund’s portfolio holdings will be publicly disclosed daily, and the prospectus directs shareholders to the web address where the portfolio holdings can be viewed online. Investors who wish to know the number of investments the Fund holds will be able to access this information at any time.

5.Comment: The Principal Risks section of AVIE contains a Commodity Risk factor. Please add principal strategy disclosure regarding investments in commodities or clarify that investment exposure to commodities is indirect through investments in mining, oil, and gas companies.

Response: We have revised the risk factor to clarify that the exposure to commodities is indirect. It now reads as follows: “Investing in securities of companies that are sensitive to commodity prices, such as mining and oil and gas companies, may subject the fund to greater volatility than investing in other types of securities. Commodity prices may be influenced by unpredictable geological and environmental factors as well as changes in government regulation such as tariffs, embargoes, or production restrictions.”

6.Comment: Given the referenced industry exposures AVGE may have, please consider whether additional industry specific risk disclosures are necessary. In addition, please consider expanding the Inflation Correlation Risk to include what would happen if inflation or inflation expectations recede.

Response: We have added the following language to the Inflation Correlation Risk: “Further, to the extent the fund’s investments do correlate with inflation, the value of the fund’s investments could decline if inflation or inflation expectations recede.”

We have also added the following risk disclosures:

“Health Care Sector Risk - The fund invests in securities that are issued by companies involved in the health care sector. Companies in the health care sector are subject to extensive government regulation, and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines, litigation, obsolescence of technology and an increased emphasis on the delivery of health care through outpatient services. The business operations and profitability of companies in the pharmaceuticals and biotechnology industry can be significantly affected by, among other things, government approval of products and services, government regulation and reimbursement rates, product liability claims, patent expirations and protection, and intense competition.

Oil and Gas Industry Risk - The fund invests in securities that are issued by companies involved in the oil and gas industry. Investments in the oil and gas industry can be significantly affected by worldwide energy prices, exploration costs and production spending. Oil and gas

Ms. Allison White
September 14, 2022

companies may be adversely affected by natural disasters or other catastrophes; changes in exchange rates, interest rates or economic conditions; technological developments, prices for competitive energy services and increased competition. Other risks may include changes in the actual or perceived availability of oil deposits; imposition of import controls, changes in tax treatment, or government regulation or government intervention; negative public perception; or unfavorable events in the regions where companies operate. Companies in the oil and gas industry may have significant capital investments in, or engage in transactions involving, emerging market countries, which may heighten these risks. Companies that own or operate gas pipelines are subject to certain risks, including pipeline and equipment leaks and ruptures, explosions, fires, unscheduled downtime, transportation interruptions, discharges or releases of toxic or hazardous gases and other environmental risks. Companies in the oil and gas industry may be at risk for environmental damage claims and other types of litigation.”

7.Comment: Please provide a completed fee table for AVGE and SDSI prior to the effective date of filing.

Response:
AVGE:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.05%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.20%
Total Annual Fund Operating Expenses	0.25%
Fee Waiver[2]	0.02%
Total Annual Fund Operating Expenses After Fee Waiver	0.23%
1    Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
2    The advisor has agreed to waive 0.02 percentage points of the fund’s management fee. The advisor expects this waiver to continue until September 20, 2023 and cannot terminate it prior to such date without the approval of the Board of Trustees.

SDSI:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.32%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.32%
1    Other Expenses are based on estimated amounts for the current fiscal year.

8.Comment: The Principal Investment Strategies section of AVGE states, “The underlying funds represent a broadly diversified basket of equity securities that seek to overweight securities the underlying funds expect to have higher returns or better risk characteristics than a passive, market-cap weighted index.” Please clarify this sentence.

Response: We have revised this sentence to read as follows: “The underlying funds represent a broadly diversified basket of equity securities that seek to overweight securities that are expected to have higher returns or better risk characteristics than a passive, market-cap weighted index.”

Ms. Allison White
September 14, 2022

9.Comment: The Principal Investment Strategies section of AVGE states, “The allocations across geographies will be strategic in nature with a home bias toward the U.S.” Please clarify what is meant by “allocations . . . will be strategic in nature.”

Response: We have revised this sentence to read as follows: “The U.S. vs. non-U.S. allocations across geographies will be predicated on each region’s relative market capitalization with a home bias toward the U.S.”

10.Comment: Please rewrite the second paragraph of AVGE’s What are the fund’s principal investment strategies? section in plain English. Specifically, please clarify what is meant by “company level of investments” and “deviations from market cap weights.”

Response: We have revised this paragraph for clarity. The new disclosure indicates that “deviations from market cap weights” refers to the weights of the securities in the underlying funds’ benchmarks. We have also deleted the reference to “company level of investments”; this metric may be used by the portfolio managers of the underlying funds, but it is not part of their principal investment strategy. The revised paragraph reads as follows:

“To identify those securities with higher expected returns, the underlying funds generally place enhanced emphasis on securities of companies with smaller market capitalizations and securities of companies with higher profitability and value characteristics. Conversely, the underlying funds generally seek to underweight or exclude securities they expect to have lower returns, such as securities of larger companies with lower levels of profitability and less attractive value characteristics. The underlying funds define “value characteristics” mainly as adjusted book/price ratio (though other price to fundamental ratios may be considered). The underlying funds define “profitability” mainly as adjusted cash from operations to book value ratio (though other ratios may be considered). The underlying funds may also take into account industry specific considerations and relative past performance of securities over different short and intermediate periods, among others, due to their effect on expected returns. The underlying funds balance the excess exposure to those securities with higher expected returns with deviations from market cap weights in the funds’ benchmarks, risk considerations and implementation costs.”

11.Comment: The Principal Investment Strategies section of SDSI states, “The fund invests in both investment-grade and high-yield, non-money market debt securities.” Please clarify what constitutes a non-money market debt security.

Response: We revised the disclosure to state, “The fund invests in both investment-grade and high-yield, short duration debt securities. These securities may include corporate bonds and notes, government securities and securities backed by mortgages or other assets.”

12.Comment: The strategy disclosure in SDSI addresses the types of investments the fund will make without detailing how the fund will choose investments or construct the portfolio beyond limiting average duration. Please revise to explain how the Fund will do so.

Response: We added disclosure to the Fund’s Principal Investment Strategies section stating, “Portfolio managers assess current and anticipated interest rates and economic conditions, and then select short duration debt securities for the fund that satisfy the fund’s credit quality standards and meet the fund’s maturity requirements.”

Ms. Allison White
September 14, 2022

13.Comment: Please add disclosure in the Principal Investment Strategies section of SDSI that corresponds to the Emerging Markets Risk in the Fund’s Principal Risks section.

Response: While the Fund may invest in emerging markets, it is not a principal strategy of the Fund. We removed the Emerging Markets Risk factor from the Principal Risks section.

14.Comment: The Principal Risks section of SDSI contains a Bank Loan Risk that states that such transactions may take longer than 7 days to settle. Please disclose in the prospectus how the Fund intends to meet its short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: We have revised the disclosure to include, “To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the fund may hold cash or sell investments.”

15.Comment: The Principal Risks section of SDSI contains a High Portfolio Turnover Risk, please add principal strategy disclosure corresponding to that risk.

Response: We added the requested disclosure.

16.Comment: The fundamental policies contained in the Statement of Information (“SAI”) which corresponds to SDSI do not include a provision addressing looking through to underlying holdings for purposes of concentration policy. The fundamental policies in the SAI which corresponds to AVIE and AVGE do. Explain why or revise.

Response: As described in its prospectus, AVGE is a fund of funds. Thus, for purposes of its concentration policy, the Fund will consider the holdings of other American Century funds (affiliated funds) to assess industry concentration. The SAI that contains SDSI does not contain any fund of funds, and as such, the provision about underlying holdings is unnecessary.

17.Comment: Please delete or supplementally explain the legal basis for the statement that the Fund reserves the “absolute” right to reject or revoke a purchase order transmitted to it by the transfer agent, including “if …(iv) the acceptance of the Fund Deposit would have certain adverse tax consequences to the fund… [and] (vi) acceptance of the Fund Deposit would, in the discretion of the fund or the advisor, have an adverse effect on the fund or the rights of beneficial owners ….”

Response: We have revised the disclosure to read as follows:

“Each fund reserves the right to reject or revoke a purchase order transmitted to it by the transfer agent if: (i) the purchase order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified, as described above; (iv) acceptance of the Fund Deposit would, in the opinion of the fund, be unlawful; or (v) circumstances outside the control of the fund make it impossible to process purchase orders for all practical purposes. The transfer agent shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on behalf of such purchaser of its rejection of such order. The funds, the funds’ custodian, the sub-custodian and the distributor are under no duty, however,

Ms. Allison White
September 14, 2022

to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall any of them incur any liability for failure to give such notification.”

18.Comment: Please file a revised Schedule A as Exhibit 28(a)(3) with next filing.

Response: We will file a revised Schedule A with the next filing.

If you have any questions regarding the above responses, please contact the undersigned at Ashley_Bergus@americancentury.com or (816) 340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary